PRESS RELEASE                           SOURCE: First Trust/Four Corners Senior
                                        Floating Rate Income Fund II


First Trust/Four Corners Senior Floating Rate Income Fund II Increases the Tender Offer Price for Its Outstanding Auction Market Preferred Shares to 100% of the Liquidation Preference Per Share

         WHEATON, IL - (BUSINESS WIRE) - September 14, 2009 - First Trust/Four Corners Senior Floating Rate Income Fund II (NYSE: FCT) (the "Fund") announced today that the Fund is amending its tender offer for 100% of its outstanding Auction Market Preferred Shares, Series A and Auction Market Preferred Shares, Series B (collectively, the "AMP Shares") to increase the purchase price to 100% of the liquidation preference per AMP Share ($25,000 per share), plus any unpaid dividends accrued through the expiration date of the offer (the "Expiration Date"). The decision to increase the purchase price of AMP Shares was made, in part, due to the recent decrease in the cost of the Fund's financing.

         The tender offer commenced on August 28, 2009 at a price equivalent to 97% of the liquidation preference of $25,000 per AMP Share ($24,250 per share), plus any unpaid dividends accrued through the Expiration Date. The tender offer will expire on September 28, 2009, at 5:00 P.M., Eastern time, or such later date to which the offer is extended.

         The other terms and conditions of the offer set forth in the Offer to Purchase dated August 28, 2009 (the "Offer to Purchase") and related Letter of Transmittal (the "Letter of Transmittal") distributed to holders of AMP Shares still apply.

         As of the close of business on September 14, 2009, five out of 1,600 outstanding Series A AMPS Shares and 75 out of 1,600 outstanding Series B AMPS Shares have been validly tendered in the offer. Shareholders of AMP Shares that have previously submitted the Letter of Transmittal in accordance with the instructions in the Fund's tender offer materials do not need to take any further action to receive the offering price of 100% of the liquidation preference of $25,000 per AMP Share, plus any unpaid dividends accrued through the Expiration Date.

         This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund. The tender offer is being made only by the Offer to Purchase, the related Letter of Transmittal and other documents, which have been filed with the Securities and Exchange Commission as exhibits to a tender offer statement on Schedule TO and are available free of charge at http://www.sec.gov and from the information agent, The Altman Group, Inc. by calling the information agent at (212) 400-2605. Holders of AMP Shares should read the Offer to Purchase and tender offer statement on Schedule TO and related exhibits as they contain important information about the tender offer.


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CONTACT:  Warren Antler - wantler@altmangroup.com, (212) 400-2605

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SOURCE:  First Trust/Four Corners Senior Floating Rate Income Fund II